P.O. Box 370
Kirkland Lake, ON, P2N 3J1
                                                                        Symbol - TSX & AIM: KGI
April 17, 2007
Queenston Mining and Kirkland Lake Gold Acquire Key Claims
in the Kirkland Lake Gold Camp

TORONTO, Canada, April 17, 2007… Queenston Mining Inc. (“Queenston”) (QMI-TSX, Frankfurt, Stuttgart) and Kirkland Lake Gold Inc. (“KL Gold”) (TSX & AIM-KGI) are pleased to announce they have formed a strategic, 50%-50% joint venture to purchase and explore 4 key mineral claims located in the heart of the Kirkland Lake gold camp. The properties, referred to as the South Claims and East Claim, are located in Teck Township south of, and adjacent to, KL Gold’s Macassa Mine property and Queenston’s Amalgamated Kirkland property (Figure 1).

“We look forward to a continued association with Kirkland Lake Gold in the camp and the opportunity to participate in the exploration of the expanding New South Mine complex which has the potential to develop into a significant ore body” said Charles Page, President and CEO of Queenston.

Brian Hinchcliffe, President and CEO of KL Gold stated “The acquisitions of these properties to the south are an important part of the overall plan to drill off a phase 1 target of a potentially significant deposit of high grade gold in the New South Mine complex. “ Brian Hinchcliffe added “Structural analysis to date indicates that a possible source of mineralization for the gold in the New South Mine complex may be from further to the south and now together with Queenston Mining our land position covers the entire area of interest.”

North of the South Claims, surface and underground exploration completed by KL Gold, on the Macassa property, discovered the ABM Zone in 2004 and the New South Zones in 2005. The best intersections from these zones include 0.50 ounces of gold per ton (opt) over a core length of 29 feet in hole SV04-08 and 2.30 opt over a core length of 90.4 feet in hole 50-627 respectively. It is interpreted that both the ABM and new South Zones trend onto the South Claims.

KL Gold continues to explore the South Zones from the new 5300 foot level crosscut and recent drilling reported in this area of the Macassa Mine include the following significant results: 0.96 opt over a core length of 47.6 feet in hole 50-732, 1.03 opt over a core length of 21.2 feet in hole 50-696W, 1.30 opt over a core length of 9.6 feet in hole 50-696 and 1.55 opt over a core length of 62.4 feet in hole 50- 741. These high grade discoveries located south of the historic Main Break now include up to 15 or more individual gold zones and form what is currently referred to as the “New South Mine” complex. Recent drifting on the Lower D North Zone is beginning to confirm continuity and the zones remain open in all directions.

Immediately west of the South Claims, surface drilling completed by KL Gold and previous operators reported drill hole intersections including 1.40 opt over a core length of 1.7 feet in hole AB-82-59, 9.10 opt over a core length of 0.5 feet in AB-92-03 and 1.06 opt over a core length of 1.0 feet in drill hole AB-02-02. All of these intersections are within 400 feet of the South Claims and are associated with the Amalgamated Break.

East of the South Claims, on Queenston’s 100% owned Amalgamated Kirkland property, exploration completed by Battle Mountain Canada Inc. in the early 1990s resulted in the discovery of the AK gold deposit where a best intersection in hole AK92-39a assayed 0.20 opt over a core length of 84.4 feet (46.0 feet true width) as reported by Queenston in a news release dated March 27, 1992. The AK gold deposit lies on the 103 Break which continues westward onto the South Claims where it remains unexplored.

The South Claims contain a 400 foot deep, vertical shaft that was sunk near the Amalgamated Break in the early 1900s. During that period, Canadian Kirkland Mines completed limited underground drifting on a series of gold-bearing veins and since that time no further exploration has been reported on the property. The 103 Gold Structure explored for by Queenston trends towards this shaft. The Amalgamated Break is interpreted to cut through the entire South Claims as is the Larder Lake Break located approximately 1,200 feet further south of the Amalgamated Break.

The purchase price for the South Claims amounts to $638,750 in cash and $600,000 worth of Queenston and KL Gold shares to be paid and issued over a period of three years. There will remain an underlying sliding scale net smelter return royalty to the vendor ranging from 1.5% to 3% depending on the price of gold. The issuance of the shares remains subject to approval of the Toronto Stock Exchange.

The East Claim reports no previous exploration but is favourably located on the Amalgamated Break and 3,000 feet south of the Kirkland Lake Main Break. Queenston and KL Gold paid $150,000 for the property to a second vendor and agreed to pay a 2% net smelter return royalty with a buyback of one-half (1%) of the NSR for $1 million.

The joint venture is committed to a long term exploration approach on the two properties and in 2007, an initial underground exploration program is planned on the South Claims to consist of driving a crosscut to the northern boundary of the property from Macassa and establishing drill stations to complete a minimum of 5,000’ of underground diamond drilling. KL Gold will be operator of the joint venture.

Kirkland Lake West

Elsewhere in the camp, the KL Gold - Queenston Joint Venture has commenced a second phase of underground exploration on the Kirkland Lake West property located adjacent to and west of the Macassa Mine. Here the joint venture is earning a 50% interest in the property from Newmont Mining Corporation of Canada Limited (“Newmont”) by incurring exploration expenditures of $2.5 million by June 30, 2008. The joint venture has now spent combined exploration expenditures of $970,000 on the property since 2005.

The current program is targeting the “04 Break” and subsidiary gold structures that are currently being mined at Macassa and intersected in the phase one underground program west of the Amikougami cross-fault. The program includes drift rehabilitation, driving a 400 foot long crosscut and a 4-hole (6,000 foot) underground diamond drill program. The drilling will test the “04 Break” and subsidiary gold structures approximately 2,000 feet further west into the property.

The diagram referred to in this release may be viewed at KL Gold’s and Queenston’s websites, www.klgold.com or www.queenston.ca and will provide context to the above statements. Figure 1 is a plan view showing the property acquisitions.

About Kirkland Lake Gold Inc.

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Queenston’s Cautionary Note Regarding NI 43-101 and Forward Looking Statements

The disclosure attributed in this release to Queenston has been reviewed, verified (including review of sampling, analytical and test data) and compiled by its Chief Geologist, Wayne Benham, P. Geo., a ‘qualified person’, for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators.

Except for historical information this News Release may contain certain “forward looking statements”. These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from Queenston’s expectations and projections.

KL Gold’s Cautionary Note Regarding NI 43-101 and Forward Looking Statements

The disclosure attributed in this release to KL Gold has been reviewed, verified (including sampling, analytical and test data) and compiled by its geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., KL Gold’s Chief Geologist, for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators.

This Press Release may contain statements which constitute ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold, its directors, or its officers with respect to the future business activities and operating performance of KL Gold. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to KL Gold, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that KL Gold’s future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in KL Gold’s periodic filings with the Securities and Exchange Commission, including KL Gold’s annual report on Form 20-F and current report on Form 6-K, which may be viewed on EDGAR at www.sec.gov, and its periodic filings with the Canadian securities regulatory authorities, including KL Gold’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. KL Gold does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information, please contact:

Kirkland Lake Gold Inc. Brian Hinchcliffe, President Phone: (705) 567-5208 Fax: (705) 568-6444 Email: bhinchcliffe@klgold.com Website: www.kirklandlakegold.ca	Queenston Mining Inc. Charles E. Page, P. Geo., President and CEO Hugh D. Harbinson, Chairman Phone: (416) 364-0001 Fax: (416) 364-5098 Email: info@queenston.ca Website: www.queenston.ca
Scott Koyich Investor Relations Phone: (403) 215-2579 Email: info@klgold.com	Chelsea Hayes Pelham Public Relations Phone: 020 7743 6675 Email: Chelsea.hayes@pelhampr.com

No Stock Exchange has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1